SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English translation of a press release regarding a secondary offering of shares that was filed with the Tokyo Stock Exchange on January 5, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 5, 2005	By	/s/ Yukio Yanase
Yukio Yanase
Corporate Executive Vice President
ORIX Corporation

January 5, 2005

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

ORIX Corporation (Code number: 8591)

Secondary Offering of Shares

TOKYO, Japan – January 5, 2005 – ORIX Corporation (the “Company”, TSE: 8591; NYSE: IX), a leading integrated financial services group, today has resolved as follows in connection with the secondary offering of its shares currently held by Sojitz Corporation.

1. Secondary Offering of Shares (offering by way of underwriting)

(1)	Number of shares to be offered:	470,000 shares of common stock of the Company (the “Shares”).

(2)	Offer Price:	To be determined. The Offer Price will be decided on either January 18 (Tuesday), January 19 (Wednesday), or January 20 (Thursday), 2005.

(3)	Selling shareholder:	Sojitz Corporation.

(4)	Method of secondary offering:	Daiwa Securities SMBC Co. Ltd., Nomura Securities Co., Ltd., Nikko Citigroup Limited, Mitsubishi Securities Co., Ltd., UFJ Tsubasa Securities Co., Ltd., Shinko Securities Co., Ltd. and Okasan Securities Co., Ltd. shall underwrite all the Shares. Consideration for the underwriting in this offering will be an amount equal to the total Offer Price less the underwriting price that is an amount to be paid by the underwriters to the selling shareholder.

(5)	Application period:	The application period is expected to begin on the business day immediately following the Pricing Date and to end on the third business day following the Pricing Date. The definite application period will be determined on the Pricing Date.

(6)	Delivery date:	The delivery date is expected to be the seventh business day following the Pricing Date.

(7)	Application money:	Same as the Offer Price per Share.

(8)	Unit of offering:	100 Shares.

(9)	The Representative Executive Officer, Yasuhiko Fujiki, shall be authorized to take any actions for which the Company’s decision becomes necessary in connection with this Offering such as determining the Offer Price.

(10)	The Company has filed a Securities Registration Notice on January 5, 2005 in connection with this Offering pursuant to the Securities and Exchange Law of Japan.

Attention

This document is a translation of a press release that was filed with the Tokyo Stock Exchange, Inc. on January 5, 2005 by ORIX Corporation. This document is not an offer to sell or a solicitation of any offer to buy the securities of ORIX Corporation in the United States or any other country. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from such registration requirement under the Securities Act. The secondary offering described in the document is limited to investors in Japan and no offering of securities will be made in the United States or any other country (except Japan) in connection with such secondary offering.

2. Secondary Offering of Shares (offering by way of over-allotment) (See Note 2 below)

(1)	Number of shares to be offered:

65,000 shares of common stock of the Company (the “Shares”).

The number of shares mentioned above is the maximum number of shares to be sold. The number of shares to be sold shall be determined on the Pricing Date, taking into account market demand for “1. Secondary Offering of Shares (offering by way of underwriting)” described above.

(2)	Offer Price:	To be determined (Same as the Offer Price described in “1. Secondary Offering of Shares (offering by way of underwriting)” above).

(3)	Selling shareholder:	Daiwa Securities SMBC Co. Ltd.

(4)	Method of secondary offering:	Taking into account market demand for “1. Secondary Offering of Shares (offering by way of underwriting)” described above, Daiwa Securities SMBC Co. Ltd. shall additionally offer the shares to be borrowed from the shareholder.

(5)	Application period:	The application period shall be the same as that for “1. Secondary Offering of Shares (offering by underwriting)” described above.

(6)	Delivery date:	The delivery date shall be the same as that for “1. Secondary Offering of Shares (offering by underwriting)” described above.

(7)	Application money:	The application money shall be the same as that for “1. Secondary Offering of Shares (offering by underwriting)” described above.

(8)	Unit of offering:	100 Shares.

(9)	The Representative Executive Officer, Yasuhiko Fujiki, shall be authorized to take any actions for which the Company’s decision becomes necessary in connection with this Offering such as determining the Offer Price.

(10)	The Company has filed a Securities Notice on January 5, 2005 in connection with this Offering pursuant to the Securities and Exchange Law of Japan.

[Notes]

Note 1. Purpose of the Offerings

The purpose of the above offerings is to diversify the Company’s ownership structure and increase the liquidity of the shares of the Company.

Note 2. The Secondary Offering by Way of Over-Allotment

The Secondary Offering through over-allotment to be made by Daiwa Securities SMBC Co. Ltd. along with, and taking into account market demand for, the offering by way of underwriting as set out in “1. Secondary Offering (Offering by way of underwriting)” described above, with respect to up to 65,000 shares that are planned to be borrowed by Daiwa Securities SMBC Co. Ltd. from the shareholder of the Company. Therefore, the number of shares indicated in the Secondary Offering through over-allotment is the maximum number of shares to be sold and this may decrease or the entire over-allotment offering may be cancelled depending on demand.

Relating to the above, Daiwa Securities SMBC Co. Ltd. will have an option to purchase additional common stock of the Company from the shareholder up to the number of shares to be sold in the Offering by way of over-allotment (Greenshoe Option). Such option would be effective between the day immediately following the last day of the application period for the offerings by way of underwriting and over-allotment and February 18, 2005 (Friday).

Daiwa Securities SMBC Co. Ltd. may conduct stabilizing transactions with regard to common stock of the Company during the application period for the offering by way of underwriting and the offering by way of over-allotment. Shares purchased through such stabilizing transactions may be used to return borrowed shares.

Attention

This document is a translation of a press release that was filed with the Tokyo Stock Exchange, Inc. on January 5, 2005 by ORIX Corporation. This document is not an offer to sell or a solicitation of any offer to buy the securities of ORIX Corporation in the United States or any other country. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from such registration requirement under the Securities Act. The secondary offering described in the document is limited to investors in Japan and no offering of securities will be made in the United States or any other country (except Japan) in connection with such secondary offering.

Daiwa Securities SMBC Co. Ltd. may also purchase common stock of the Company (“Syndicate Cover Transaction”) on the Tokyo Stock Exchange, Inc., up to the number of shares to be sold in the Offering by way of over-allotment. Such purchase would be made between the day immediately following the last day of the application period for the offerings by way of underwriting and over-allotment and February 18, 2005 (Friday). Shares purchased through the Syndicate Cover Transaction will be used to return borrowed shares.

If the shares Daiwa Securities SMBC Co. Ltd. obtained through the two transactions described above were not sufficient to return all the borrowed shares, Daiwa Securities SMBC Co. Ltd. will exercise the “Greenshoe Option” for the number of shares to be sold in the offering by way of over-allotment less the shares obtained through the two transactions.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

Attention

This document is a translation of a press release that was filed with the Tokyo Stock Exchange, Inc. on January 5, 2005 by ORIX Corporation. This document is not an offer to sell or a solicitation of any offer to buy the securities of ORIX Corporation in the United States or any other country. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from such registration requirement under the Securities Act. The secondary offering described in the document is limited to investors in Japan and no offering of securities will be made in the United States or any other country (except Japan) in connection with such secondary offering.

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